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WILLKIE FARR & GALLAGHER LLP

                                                       1875 K Street, NW
                                                       Washington, DC 20006-1238
                                                       Tel:  202 303 1000
                                                       Fax: 202 303 2000

VIA EDGAR
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September 16, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

          Re: iShares Trust
          File Nos. 333-92935 and 811-09729
          Post-Effective Amendment No. 473
          ---------------------------------

Ladies and Gentlemen:

On behalf of the iShares Trust (the "Trust"), we hereby transmit for filing under the Securities Act of 1933 (the "1933 Act"), and the Investment Company Act of 1940, Post-Effective Amendment No. 473 to the Trust's Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the sole purpose of adding a new fund to the Trust:

     iShares Barclays 0-5 Year TIPS Bond Fund (the "Fund").

The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the "Staff") in its review of the Registration Statement.

(1) Investment Objectives and Policies
    ----------------------------------

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Barclays Capital U.S. Treasury Inflation-Protected Securities (TIPS) 0-5 Years Index (Series-L) (the "Underlying Index"). The Underlying Index has been developed by Barclays Capital Inc. to measure the performance of the inflation-protected public obligations of the U.S. Treasury that have a remaining maturity of less than five years. As of August 30, 2010, there were 13 issues in the Underlying Index. The Underlying Index includes all publicly-issued U.S. Treasury inflation-protected securities that have less than five years remaining to maturity, are rated investment grade and have $250 million or more of outstanding face value.

         NEW YORK WASHINGTON PARIS LONDON MILAN ROME FRANKFURT BRUSSELS in alliance with Dickson Minto W.S., London and Edinburgh

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(2) Other Changes from Recent Filings
    ---------------------------------

The Fund's description of its investment strategy (i.e., the Fund tracks a specific benchmark, its Underlying Index, described above) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund. Disclosure related to portfolio manager compensation in the Statement of Additional Information has also been updated.

(3) Use of Form N-1A Revised Format
    -------------------------------

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 322 filed pursuant to Rule 485(a)(2) on November 5, 2009, relating to the iShares MSCI Emerging Markets Financial Sector Index. The disclosure related to potential conflicts of interest and anti-money laundering requirements follows the general format found in the iShares Barclays TIPS Bond Fund, as filed pursuant to Rule 485(b) on June 28, 2010.

(4) Prior Filings with Similar Disclosure
    -------------------------------------

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 444, filed pursuant to Rule 485(b) on June 28, 2010, relating to the iShares Barclays TIPS Bond Fund. The disclosures applicable to the Fund and the Trust included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other matters under the headings identified below.

In the Prospectus:

     "Introduction," "Portfolio Holdings Information," "Management - Investment Adviser," "Management - Administrator, Custodian and Transfer Agent," "Shareholder Information - Buying and Selling Shares," "Shareholder Information - Book Entry," "Shareholder Information - Share Prices," "Shareholder Information - Dividends and Distributions," "Shareholder Information - Taxes," "Shareholder Information - Taxes on Distribution," "Shareholder Information - Taxes When Shares Are Sold," Shareholder Information - Creations and Redemptions," "Shareholder Information - Householding," and "Distribution."

In the Statement of Additional Information:

     "Proxy Voting," "Portfolio Holdings Information," "Continuous Offering," "Investment Advisory, Administrative and Distribution Services - Investment Adviser," "Investment Advisory, Administrative and Distribution Services - Codes of Ethics," "Investment Advisory, Administrative and Distribution Services - Administrator, Custodian and Transfer Agent," "Investment Advisory, Administrative and Distribution Services - Distributor" "Brokerage Transactions," "Additional Information Concerning the Trust - Termination of the Trust or the Fund," "Additional Information Concerning the Trust - DTC as Securities Depository for Shares of the Fund," and "Miscellaneous Information."

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                                    * * * * *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff./1/

If you have any questions or need further information, please call me at (202) 303-1138.

Sincerely,


/s/ Ryan Leshaw


cc:  Andrew Josef, Esq.
     Michael Gung
     Benjamin J. Haskin, Esq.
     Anthony A. Vertuno, Esq.

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/1/  See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).

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